THE COMMUNITY FINANCIAL CORPORATION

3035 Leonardtown Road

Waldorf, Maryland 20601

January 25, 2021

Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549-0213

Re:	The Community Financial Corporation
Acceleration Request
Registration Statement on Form S-4
File No. 333-251289

Dear Sir/Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), and in connection with the above-referenced Registration Statement (the “Registration Statement”), The Community Financial Corporation, a Maryland corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective on January 27, 2021, at 12:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Edward G. Olifer, at 607 14th Street, NW, Suite 900, Washington, DC 20005-2018 or eolifer@kilpatricktownsend.com.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the Registration Statement. Further, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please telephone Edward Olifer at (202) 508-5852 at the law firm of Kilpatrick Townsend & Stockton LLP.

Very truly yours,

/s/ William J. Pasenelli
William J. Pasenelli
President and Chief Executive Officer